

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 14, 2017

<u>Via E-mail</u>
Mark T. Lynn
Chief Executive Officer
Denim.LA, Inc.
8899 Beverly Blvd., Suite 600
West Hollywood, CA 90069

> **Re: Denim.LA, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed August 8, 2017**
> **File No. 024-10718**

Dear Mr. Lynn:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

<u>Risk Factors, page 7</u>

<u>Investors may be subject to an Investment Management Agreement. . ., page 9</u>

1.   We note your response to comment 3 and reissue the comment. Please add a section to the securities being offered section specifically discussing the investment management agreement. Such disclosure should set forth the material terms of the investment management agreement, including the provisions that limit stockholder rights. For example only, we note provision 8.2.2 requires each purchaser to reimburse the manager for expenses in connection with defending a claim covered under the indemnification clause. Also clarify whether the investment management agreement would allow the manager to vote the securities following conversion into common stock. Clarify all fees or other forms of compensation, direct or indirect, related to this investment management agreement.

Please contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Andrew Stephenson, Esq.
        KHLK LLP